Exhibit 99.1

Announcement

Wednesday, 22 July 2026	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

SUSTAINABILITY FOCUS SESSION 2026

An overview of Woodside’s approach to process safety, including a question-and-answer session, was provided to investors today by Woodside’s Executive Vice President Sustainability, Policy and External Affairs Tony Cudmore and Executive Vice President Technical and Energy Development Julie Fallon.

A copy of the presentation is attached.

INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Sustainability Focus Session Woodside’s process safety approach 22 July 2026

Disclaimers Information This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”). All information included in this presentation, including any forward-looking statements, reflects Woodside’s views held as at the date of this presentation and, except as required by applicable law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or forward-looking statements in this presentation after the date of this presentation, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise. Past performance (including historical financial and operational information) is not necessarily a reliable indicator of future performance. To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective Beneficiaries, assume any liability (including liability for equitable, statutory or other damages) in connection with, any responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, reliability or completeness of the information or any opinions expressed in this presentation or the reasonableness of any underlying assumptions. No offer or advice This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision. This presentation shall not be distributed, transmitted, published, reproduced or otherwise made available to any other person, in whole or in part, directly or indirectly, for any purposes whatsoever. In particular, this presentation and the information contained herein may not be taken or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. The release, presentation, publication or distribution of this presentation, in whole or in part, in certain jurisdictions may be restricted by law or regulation, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or possession of this document in or from any such jurisdiction. Forward-looking statements This presentation contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘aim’, ‘anticipate’, ‘aspire’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘foresee’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘outlook’, ‘plan’, ‘potential’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘will’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements. Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective Beneficiaries. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this presentation. Climate strategy and emissions data For more information on Woodside's climate strategy and performance, including further details regarding Woodside's targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside’s 2025 Climate and Sustainability Summary, available on the Woodside website at https://www.woodside.com/sustainability and section 3.6 of Woodside’s 2025 Annual Report. The footnotes in this presentation provide clarification regarding the use of terms such as "lower-carbon“ under Woodside's strategy. A full glossary of terms used in connection with Woodside's strategy is contained in Woodside’s 2025 Annual Report. Other important information References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires). This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Executive Vice President Sustainability, Policy and External Affairs Tony Cudmore

Sustainability is embedded in the way we do business, reflecting our values, supporting decision-making and business performance Committed to keeping our people and communities safe, and respecting the environment Key to this is the effective management of process safety and supporting safe and reliable operations Our sustainability approach

For Woodside, a lower-carbon portfolio is one from which the net equity Scope 1 and 2 GHG emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower-carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Our Climate Policy sets out the principles that we believe will assist us to achieve this aim. Woodside uses the term ‘lower-carbon’ to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production, facility, product or service, or activity. Woodside’s Board approved policies are available on our website at woodside.com. Health, safety and wellbeing Operating safely and protecting the health of our workforce Climate and the energy transition Our aspiration is to thrive through the energy transition with a low-cost, lower-carbon, profitable, resilient and diversified portfolio1 Social and economic impact Create social and economic value for the communities where we are active Indigenous Peoples cultural heritage and engagement Create positive economic, social and cultural outcomes that leave a lasting legacy with Indigenous Peoples communities Environment and biodiversity Embed environmental and biodiversity management and opportunities in our approach and decision-making Conducting our business sustainably

Executive Vice President Technical and Energy Development Julie Fallon

Safety remains Woodside’s highest priority; it is central to our values, our integrity and who we are as a company Our activities present process safety, personal safety and health and wellbeing risks that must be managed Process safety is about keeping hazardous materials safely contained and preventing events due to loss of primary containment Introduction to process safety

Woodside’s process safety approach 1 Capability as a control The capability of people making process safety decisions is defined by our Process Safety Competency Program 2 Structured system Application of the People, Process, Plant approach helps identify, assess and control risk across the full asset lifecycle, supported by the hierarchy of controls 3 Governance and accountability Process safety is embedded through clear accountabilities and leadership from Board to the frontline An integrated approach to process safety

Process Safety Management Framework implementation

2015

Establishing the foundation

- Managing process safety since 1984
- Company-wide Process Safety Management (PSM) initiative established
- Adopted Energy Institute PSM Framework (1st edition) benchmark

2021

Expanding and aligning across portfolios

- BHPP adopted the same PSM Framework benchmark
- BHPP integration planning established a common approach to managing process safety risk

2022

Woodside and BHPP merger integration and enhancement

- Adopted Energy Institute PSM Framework (2nd edition) across the business
- Management systems harmonised to incorporate best-practice approaches

2024+

Focus on strengthening performance and assurance

- 15% Safety metric added to Corporate Scorecard
- Senior/Advanced Process Safety Critical Role (PSCR) competency established as leading indicator
- New East Australia employees to be integrated[1]

Sustained investment with a focus on strengthening capability, consistency and performance in managing major hazard risk

1. Gippsland Basin has an existing PSM competency program, a comparison against Woodside's PSM Framework will be performed in the next phase.

9 | Sustainability Focus Session

Woodside Energy

Scale and assurance of the Process Safety Competency Program Structured across four levels, from foundational to expert, reflecting influence on major hazard risk Senior leaders and technical specialists in advanced and expert roles are accountable for the most critical process safety decisions Assessment of advanced and expert level roles provides assurance where risk is greatest1 Capability embedded across the business Process Safety Critical Role (PSCR) competency levels PSCR EXPERT Provides independent assurance and strategic direction for major hazard risk management Greater decision accountability Increasingly rigorous training, assessment and assurance PSCR ADVANCED Leads higher-consequence decisions and provides specialist process safety expertise PSCR INTERMEDIATE Makes independent decisions to manage process safety risks and critical safeguards PSCR FOUNDATIONAL Applies process safety requirements in day-to-day activities The assessment is performed by people with PSCR Expert level competency,

Hierarchy of controls: a layered approach to managing major hazard risk Risks are managed through a hierarchy of controls, from elimination through to personal protective equipment (PPE) Controls at the top are most effective because they remove or reduce the hazard at the source Controls further down rely more on systems, procedures or human response, and are therefore less reliable on their own Safety is designed into our facilities through the hierarchy of controls Hierarchy of control

Video: Scarborough process safety applied in practice Process safety in design at Scarborough

Governance and accountability Process safety is overseen by the Board and supported by the Sustainability Committee Accountabilities embedded for managing major hazard risk Safety metrics make up 15% of Corporate Scorecard Audit, assurance and independent review test system effectiveness and identify improvement opportunities

This is a measure of an unplanned or uncontrolled release of energy or loss of primary containment (LOPC) of any material including non-toxic and non-flammable materials from a process with the potential to cause harm. Process safety events are classified as Tier 1 – LOPC of greatest consequence or Tier 2 – LOPC of lesser consequence. As defined by American Petroleum Institute (API) recommended practice 754. A typical Tier 1 process safety event is loss of containment of hydrocarbons greater than 500 kg (in any one-hour period). A typical Tier 2 process safety event is loss of containment of hydrocarbons greater than 50 kg but less than 500 kg (in any one-hour period). Performance managed through leading and lagging indicators Loss of primary containment process safety events provide a measure of major hazard outcomes Process safety requires ongoing vigilance, with a continuous focus on risks and controls Performance is complemented by proactive indicators focused on control effectiveness, capability and embedding learnings from events In 2025, we achieved 98% senior process safety critical roles conformance (above target of 95%) Tier 12 Tier 23 Process safety events1

Key takeaways 1 Capability as a control The capability of people in process safety decision-making roles is clearly defined, developed and independently assured 2 Structured system Major hazard and process safety risk is managed through a disciplined Process Safety Management system applied consistently across the business 3 Governance and accountability Process safety is embedded from Board to frontline, integrating performance and oversight

Question and answer Further information on our approach to Safety and Process Safety can be found at woodside.com/sustainability including: Health and Safety Policy Health and Safety Data Table Woodside’s health, safety and wellbeing webpage Executive Vice President Sustainability, Policy and External Affairs Tony Cudmore Executive Vice President Technical and Energy Development Julie Fallon

Sustainability Focus Session